UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2

to

ANNUAL REPORT

of

JAPAN FINANCE CORPORATION

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Noriko Nasu

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

Japan Finance Corporation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

United States 10004-2498

*	The registrant is filing this annual report on a voluntary basis.

The Annual Report on Form 18-K of Japan Finance Corporation (“JFC”), filed on September 8, 2010, as amended by Amendment No. 1 and this Amendment No. 2, is intended to be incorporated by reference into Registration Statement No. 333-157296 of the Registrant and Japan filed on February 13, 2009.

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number	Description

1.	“Recent Developments concerning Japan Airlines Corporation” dated October 4, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 4th day of October 2010.

JAPAN FINANCE CORPORATION

By	/s/ Shigeya Kobayashi
Shigeya Kobayashi Head Treasury Department, JBIC Japan Finance Corporation